Exhibit 99.1

Atlas Critical Minerals Announces Closing of Upsized Public Offering of Common Stock and Full Exercise of the Underwriters’ Over-Allotment Option

BELO HORIZONTE, Brazil, January 12, 2026 - Atlas Critical Minerals Corporation (NASDAQ: ATCX) (“Atlas Critical Minerals” or “the Company”), a company focused on critical minerals for advanced technology uses, energy transition, and defense applications, announced today the closing of its upsized firm commitment underwritten public offering of 1,380,000 shares of its common stock, including 180,000 shares of its common stock pursuant to the full exercise of the underwriters’ over-allotment option, at a public price of $8.00 per share. The gross proceeds from the offering were approximately $11.0 million before offering expenses and underwriting discounts and commissions. On January 8, 2026, the Company received approval to list its common stock on the Nasdaq Capital Market stock exchange (“Nasdaq”). Trading on Nasdaq commenced on January 9, 2026 under the ticker symbol “ATCX.”

Atlas Critical Minerals intends to use the net proceeds from this offering to advance exploration and development activities across its critical minerals project portfolio in Brazil, with any surplus intended to be used for general working capital, cash reserves, or other corporate purposes at the discretion of management.

Marc Fogassa, Chairman and CEO of Atlas Critical Minerals, stated: “The Nasdaq uplisting represents a significant milestone for the Company. We are encouraged by the level of investor interest resulting in the upsizing of the offering, demonstrating strong support for the Company’s path forward. This capital raise strengthens our financial position to advance our diversified critical minerals portfolio. Achieving a Nasdaq listing, a premier stock exchange, will also allow our common stock to achieve increased liquidity and accessibility by a broader investor base.”

A.G.P./Alliance Global Partners and Bradesco BBI acted as book-running managers for the offering.

A registration statement on Form F-1 relating to the securities (File No. 333-290242) was previously filed with the Securities and Exchange Commission (“SEC”) and was declared effective on January 8, 2026, and an additional registration statement on Form F-1 (File No. 333-292623) was filed pursuant to Rule 462(b) on January 8, 2026 and became automatically effective upon filing. This offering was made only by means of a prospectus forming part of the effective registration statement. Copies of the prospectus may be obtained on the SEC’s website at http://www.sec.gov. Electronic copies of the prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com or from Bradesco Securities Inc., 450 Park Avenue 32nd floor, New York, NY 10022.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Atlas Critical Minerals Corporation

Atlas Critical Minerals Corporation (NASDAQ: ATCX) controls a large portfolio of critical mineral rights in Brazil, encompassing over 218,000 hectares, and including projects in rare earths, titanium, graphite, and uranium – minerals essential for advanced technology uses, energy transition, and defense applications. Additionally, the Company’s first iron ore project began operations in November 2025. More information is available in the Company’s filings with the U.S. Securities and Exchange Commission.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements include without limitation, statements regarding the use of net proceeds from the offering. Forward-looking statements are based upon the current plans, estimates and projections of Atlas Critical Minerals and its subsidiaries and are subject to inherent risks and uncertainties which could cause actual results to differ from the forward-looking statements, including, without limitation, risks and uncertainties related to market conditions, the Company’s ability to continue as a going concern and its history of losses, the Company’s ability to obtain additional financing, the Company’s ability to study and properly explore the various mineral rights that it owns, the Company’s ability to obtain the necessary permitting for mining and processing material obtained in mining, the accuracy of the Company’s estimates regarding expenses, future revenues and capital requirements, the implementation of the Company’s business model and strategic plans for its business, the Company’s ability to retain key management personnel, regulatory developments and the Company’s compliance with applicable laws, as well as those risks described under “Risk Factors” in the prospectus related to the offering. Therefore, you should not place undue reliance on these forward-looking statements.

Risks related to the Company and its subsidiaries are also discussed in the section entitled “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2025. Please also refer to the Company’s other filings with the SEC, all of which are available at www.sec.gov. In addition, any forward-looking statements represent the Company’s views only as of today and should not be relied upon as representing its views as of any subsequent date. The Company explicitly disclaims any obligation to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations
Brian W. Bernier
Vice President, Investor Relations
+1 (833) 661-7900
brian.bernier@atlas-cm.com